EXHIBIT 99.1

Brookfield Asset Management and Institutional Partners Propose to Acquire 100% of the Units of Brookfield Property Partners Not Owned by Brookfield for $5.9 Billion

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, Jan. 04, 2021 (GLOBE NEWSWIRE) -- Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM; TSX: BAM.A) with institutional partners announced today that it has made a proposal to Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) to acquire all of the limited partnership units of BPY that it does not already own (“BPY units”) at a value of $16.50 per BPY unit, or $5.9 billion in total value.

Subject to pro-ration, BPY unitholders would have the ability to elect to receive, per BPY unit, $16.50 in cash, 0.40 Brookfield Class A shares, or 0.66 of BPY preferred units with a liquidation preference of $25.00 per unit. Pro-ration will be based on a maximum cash consideration of $2.95 billion (50% of the total value of the units), a maximum of 59.5 million Brookfield shares (42% of the total value of the units), and a maximum value of $500 million of BPY preferred units (8% of the total value of the units). If unitholders collectively elect to receive in excess of $500 million BPY preferred units, the amount of BPY preferred units can increase to a maximum of $1.0 billion, offset against the maximum amount of Brookfield shares. The maximum amount of cash consideration would not be affected.

The $16.50 per unit price represents a premium of 14.9% and 14.0%, respectively, to the closing price of the BPY units on the TSX and Nasdaq on December 31, 2020. This price also represents a premium of 8.9% and 29.4%, respectively, to the 30-day and 180-day volume-weighted average price of the BPY units on the Nasdaq.

Nick Goodman, CFO of Brookfield Asset Management stated, “The offer presents an excellent opportunity for BPY unitholders to either monetize their units in cash at a premium to recent trading prices, continue to invest with us in the upside of the portfolio via Brookfield shares, or select BPY preferred units designed for income-oriented investors who would like to maintain similar dividend income which they receive from BPY today in a preferred instrument, based on what is best for them.”

He continued, “The privatization will allow us to have greater flexibility in operating the portfolio and realizing the intrinsic value of BPY’s high-quality assets.”

Brookfield will ensure that holders of the Class A stock of Brookfield Property REIT Inc. (NASDAQ: BPYU) will be entitled to receive the same per share consideration as BPY unitholders under the proposal upon exchange of their shares into BPY units. It is also expected that the BPYU 6.375% Series A Cumulative Redeemable Preferred stock would be redeemed at its par value of $25.00 per share in connection with the proposed transaction. Brookfield is not proposing to acquire other securities of BPY and its subsidiaries, which are expected to remain outstanding.

Process

Brookfield has presented its proposal to the board of directors of the general partner of BPY and has asked the board to begin a process to review the proposal and appoint a special committee of independent directors to commission an independent valuation of the BPY units.  Once the valuation is available, Brookfield would seek to enter into a definitive agreement with BPY with respect to the proposed transaction for presentation to unitholders.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  There is no certainty that the proposed transaction will proceed or be consummated.

About Brookfield Asset Management

Brookfield Asset Management is a leading global alternative asset manager with approximately US$575 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For more information, please contact:

Communications & Media	Investor Relations

Kerrie McHugh	Linda Northwood
Tel: +1212 618-3469	Tel: +1 416 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the proposal described in this new release, the expected benefits thereof, and the prospect of its completion. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors as detailed from time to time in Brookfield’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Information and Where to Find It

Should the proposed transaction go forward, Brookfield intends to file a Transaction Statement on Schedule 13E-3 and other related documents (the “Transaction Documents”) with the Securities and Exchange Commission (“SEC”) in connection with the transaction. The Transaction Documents also will be filed with the Canadian securities regulatory authorities. Security holders and investors will be able to obtain free copies of the Transaction Documents (when they become available), as well as other filings containing information about Brookfield, BPY and the transaction described herein, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ website at www.sedar.com. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

No securities regulatory authority has either approved or disapproved of the contents of this communication.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities.  The securities to be issued in the transaction are anticipated to be issued in reliance upon exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 3(a)(10) thereof, and applicable exemptions under state securities laws.